Exhibit 1.1

FOR IMMEDIATE RELEASE

chinadotcom Subsidiary Signs Definitive Agreement to Make Strategic
Investment in Profitable Online Games Company in China

Providing a roll-out platform for further expansion in the fast growing online game market in China and driving synergies with its portal network

Hong Kong February 12, 2004 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that a subsidiary of its mobile and portal unit had signed a definitive agreement to make a strategic investment in a profitable Beijing-based online games company, Beijing 17game Network Technology Co. Ltd (“17game”). The transaction is contemplated to enable hongkong.com to acquire a controlling position in 17game over time on an earn-out basis over the next two years, based on a single digit earnings multiple.

According to an investment bank’s recent research, the China online games sector is expected to see revenue growth at a CAGR of 39% from 2003 — 2008, reaching US$1.5 billion annually by 2008 on the back of robust growth in personal computer and Internet usage. Today, it is estimated that online gaming in China is valued at US$150 million with 11 million annual subscribers.

“17game presents a strategic fit with our existing business portfolio, especially with our portal network, as it further strengthens the vertical game channel of our China portal as well as provides a roll-out platform for our further expansion in the fast growing online gaming sector,” said John Xiao, CEO of hongkong.com. “We are excited by the combination of our portal platform and marketing capabilities with 17game’s proven track record and solid operating experience in the online game sector in China, which will enable us to become a market leader in this market sector.”

17game has a track record in launching and distributing successful online games in the China market. Currently, 17game operates an online game which is considered to be one of the top 10 online games in the China market and with plans to add an additional online game to its portfolio. The new game is ranked within the top 5 online games in the beta testing stage in the Korean online games market in terms of total aggregate play-time. 17game has a well-established distribution network across China for the games it licenses, including Internet cafes, software distributors, bookstores and department stores.

“17game has developed a distribution network in China that has enhanced its ability to convert the games it licenses from leading Korean games developers into a profitable and thus far, scalable business with likely strong upside in a rapidly growing sector,” Xiao added.

“We feel that hongkong.com represents a perfect fit for 17game as both a provider of funding and a knowledgeable strategic partner to our business with its years of track record in the China market. We look forward to working with the hongkong.com team as we build on our current success and drive the business to a new level of performance over the coming years,” said Dai Hong, CEO of 17game.

FOR IMMEDIATE RELEASE

chinadotcom corporation noted that although it has executed an initial investment agreement and expects to consummate the investment in the first half of 2004, additional related transaction documents and customary closing conditions do exist and there is no assurance that the transaction will be consummated. Closing conditions include further due diligence, board approval and the approval of the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe and Pivotal Corporation (“Pivotal”), a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada. The company expects to conclude the acquisitions of Ross and Pivotal by no later than the first half of calendar year 2004, subject to the respective approvals of Ross’ and Pivotal’s shareholders and certain regulatory approvals.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The company offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 26 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services. The unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom announced its intension to reorganize its mobile and portal unit as a wholly-owned subsidiary, chinadotcom mobile interactive Corporation (“CDC Mobile”).

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software

FOR IMMEDIATE RELEASE

Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F/A filed on January 20, 2004 and the Form 6-K filed on February 12, 2004 which contain revised and updated sections of the Form 20-F/A.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel:	1-212-661-2160
Fax:	1-973-591-9976
e-mail:	craig.celek@hk.china.com

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